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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 8-A


                  For Registration of Certain Classes of Securities
                      Pursuant to Section 12(b) or 12(g) of the
                           Securities Exchange Act of 1934


                               FIRST BANK SYSTEM, INC.
(to be renamed "U.S. Bancorp" upon consummation of the merger described herein)
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                    Delaware                                         41-0255900
    (State of incorporation or organization)            (I.R.S. Employer Identification No.)

                First Bank Place
            601 Second Avenue South
             Minneapolis, Minnesota                                   55402-4302
    (Address of principal executive offices)                         (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box.   / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   / /


Securities to be registered pursuant to Section 12(b) of the Act:

                Title of each class                         Name of each exchange on which
                to be so registered                         each class is to be registered

                      None                                              None


Securities to be registered pursuant to Section 12(g) of the Act:

                     8 1/8% Cumulative Preferred Stock, Series A
                                   (Title of class)


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                    INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    First Bank System, Inc., a Delaware corporation ("FBS"), and U. S. Bancorp, an Oregon corporation ("USBC"), have entered into an Agreement and Plan of Merger, dated March 19, 1997 (the "Merger Agreement"), providing for the merger of USBC with and into FBS (the "Merger"). Upon consummation of the merger, the name of FBS will be changed to "U.S. Bancorp" (referred to herein as "New USBC"). All issued and outstanding capital stock of USBC will be converted into capital stock of New USBC pursuant to the terms of the Merger Agreement.

NEW USBC'S 8 1/8% CUMULATIVE PREFERRED STOCK, SERIES A.

    Pursuant to the terms of the Merger Agreement, each share of 8 1/8% Cumulative Preferred Stock, Series A, of USBC ("USBC 8 1/8% Preferred Stock") will be converted into one share of 8 1/8% Cumulative Preferred Stock, Series A, $25 liquidation preference per share, of New USBC ("New USBC 8 1/8% Preferred Stock"). This Registration Statement registers 6,000,000 shares of the New USBC 8 1/8% Preferred Stock.

    RANK. The New USBC 8 1/8% Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of New USBC with the shares of each other currently outstanding series of preferred stock of New USBC. The New USBC 8 1/8% Preferred Stock will rank prior to the common stock, $1.25 par value per share, of New USBC ("New USBC Common Stock") with respect to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of New USBC.

    DIVIDENDS. Holders of shares of New USBC 8 1/8% Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of New USBC (the "New USBC Board"), or a duly authorized committee thereof, out of assets of New USBC legally available for payment, cumulative cash dividends, payable quarterly in arrears, at the rate of 8 1/8% per share per annum. Dividends on the New USBC 8 1/8% Preferred Stock will be payable quarterly on the fifteenth of February, May, August and November of each year (each, a "Dividend Payment Date"), commencing on the first Dividend Payment Date following the consummation of the Merger (the "Effective Time"). Dividends payable on the first Dividend Payment Date following the Effective Time shall be in respect of the quarterly dividend period commencing on and including the last Dividend Payment Date with respect to the USBC 8 1/8% Preferred Stock on which dividends were paid prior to the Effective Time and shall be pursuant to the dividend declaration of the Board of Directors of USBC (the "USBC Board"), if any, prior to the Effective Time. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of New USBC on such record dates, not more than 45 calendar days preceding the payment dates therefore, as are

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determined by the New USBC Board.  Quarterly dividend periods shall commence on and include the Dividend Payment Date and shall end on and include the day next preceding the next following Dividend Payment Date. The right of holders of New USBC 8 1/8% Preferred Stock to receive dividends is cumulative.

    No full dividends shall be declared or paid or set aside for payment on any stock of New USBC ranking, as to dividends, on a parity with or junior to the New USBC 8 1/8% Preferred Stock for any period unless full cumulative dividends on the New USBC 8 1/8% Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for such payment on the New USBC 8 1/8% Preferred Stock for all dividend periods terminating on or prior to the date of payment of such dividends. When dividends are not paid in full on the New USBC 8 1/8% Preferred Stock and any other preferred stock of New USBC ranking on a parity as to dividends with the New USBC 8 1/8% Preferred Stock, all dividends declared or paid upon shares of the New USBC 8 1/8% Preferred Stock and such other preferred stock shall be declared and paid pro rata so that the amount of dividends declared and paid per share on the New USBC 8 1/8% Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share (which in the case of noncumulative preferred stock shall not include any accumulation in respect of unpaid dividends for prior dividend periods) on shares of the New USBC 8 1/8% Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the New USBC 8 1/8% Preferred Stock have been paid or declared and set aside for payment, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, New USBC Common Stock or any other stock of New USBC ranking junior to the New USBC 8 1/8% Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or any other distribution declared or made upon the New USBC Common Stock or any other stock of New USBC ranking junior to or on a parity with the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation. No New USBC Common Stock or any other stock of New USBC ranking junior to or on a parity with the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (and no moneys shall be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by New USBC (except by conversion into or exchange for stock of New USBC ranking junior to the New USBC 8 1/8% Preferred Stock as to dividends and upon liquidation) unless, in each case, the full cumulative dividends on the New USBC 8 1/8% Preferred Stock shall have been paid or declared and set aside for payment. Holders of shares of the New USBC 8 1/8% Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full dividends on such shares. No interest shall be payable in respect of any dividend payment which may be in arrears on the New USBC 8 1/8% Preferred Stock.

    Dividends payable on shares of the New USBC 8 1/8% Preferred Stock (i) for any period other than a full dividend period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and (ii) for each full dividend

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period, shall be computed by dividing the annual dividend rate by four.  Any dividend payment made on shares of the New USBC 8 1/8% Preferred Stock shall first be credited against the earlier accrued but unpaid dividend due with respect to shares of such series which remains payable.

    REDEMPTION. Prior to July 23, 1997, the New USBC 8 1/8% Preferred Stock is not redeemable. At any time on or after July 23, 1997, the New USBC 8 1/8% Preferred Stock is redeemable, in whole or in part, from time to time at the option of New USBC upon not less than 30 nor more than 60 days' notice at $25.00 per share plus all accrued and unpaid dividends to the date of redemption.

    If less than all the outstanding shares of New USBC 8 1/8% Preferred Stock are to be redeemed, New USBC will select those to be redeemed pro rata, by lot or by a substantially equivalent method. On and after the redemption date, dividends will cease to accrue on the shares, and they shall be deemed to cease to be outstanding, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

    The New USBC 8 1/8% Preferred Stock will not be entitled to the benefits of any sinking fund.

    Notwithstanding the foregoing, unless the full cumulative dividends on all outstanding shares of New USBC 8 1/8% Preferred Stock shall have been paid or contemporaneously are declared and paid for all past dividend periods, no shares of New USBC 8 1/8% Preferred Stock shall be redeemed unless all outstanding shares of New USBC 8 1/8% Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of New USBC 8 1/8% Preferred Stock or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of New USBC 8 1/8% Preferred Stock, and, unless the full cumulative dividends on all outstanding shares of New USBC 8 1/8% Preferred Stock and any other stock of New USBC ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, New USBC shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for stock of New USBC ranking junior to the preferred stock of such series as to dividends and upon liquidation). In addition, in order to qualify as Tier 1 capital, New USBC 8 1/8% Preferred Stock may not be redeemed at New USBC's option without the prior approval of the Federal Reserve Board.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New USBC, the holders of the New USBC 8 1/8% Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of New USBC Common Stock or any other security ranking junior to the New USBC 8 1/8% Preferred Stock on liquidation, dissolution or winding up of New USBC, to receive $25.00 per share plus accrued

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and unpaid dividends.  In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of New USBC are insufficient to pay such amount on all outstanding shares of New USBC 8 1/8% Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of New USBC ranking on a parity with the New USBC 8 1/8% Preferred Stock in the distribution of assets, then the holders of the New USBC 8 1/8% Preferred Stock and of all other such classes or series shall share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.

    For such purposes, the consolidation or merger of New USBC with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of New USBC.

    VOTING RIGHTS.   Except as otherwise noted or as required by law, each
holder of shares of New USBC 8 1/8% Preferred Stock shall be entitled to notice of shareholders' meetings, but will not be entitled to vote. When holders of New USBC 8 1/8% Preferred Stock are entitled to vote, each holder, as of the record date in connection with such vote, is entitled to one vote.

    If at any time the equivalent of six quarterly dividends, whether or not consecutive, payable on the New USBC 8 1/8% Preferred Stock are unpaid or not declared and set aside for payment, the number of directors of New USBC shall be increased by two and the holders of shares of the New USBC 8 1/8% Preferred Stock outstanding at the time (voting separately, as a single class with the holders of shares of any one or more series of preferred stock of New USBC ranking on a parity with the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable) shall have the right to elect two directors to serve as such until all arrearages of dividends on the New USBC 8 1/8% Preferred Stock have been paid or declared and set aside for payment at which time the terms of office of the two directors so elected shall terminate and the number of directors of New USBC shall be reduced by two (subject to any additional rights as to the election of directors provided for the holders of shares of other preferred stock of New USBC). Any director so elected may be removed by, and shall not be removed except by, the vote of the holders of shares of the New USBC 8 1/8% Preferred Stock outstanding at the time (voting separately as a single class with the holders of shares of any one or more series of preferred stock of New USBC ranking on a parity with the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable).

    So long as any shares of the New USBC 8 1/8% Preferred Stock remain outstanding, New USBC shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the New USBC 8 1/8% Preferred Stock and of any other similarly affected series of preferred stock of New USBC ranking on a parity with the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are


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exercisable outstanding at the time (voting separately as a single class without regard to series), given in person or by proxy, either in writing or at a meeting, (i)authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation or (ii) amend, alter, or repeal, whether by merger or otherwise, the provisions of the Restated Certificate of Incorporation of New USBC (the "New USBC Certificate") so as to materially and adversely affect any of the preferences, limitations, and relative rights of the New USBC 8 1/8% Preferred Stock; provided, however, that any increase in the amount of the authorized preferred stock of New USBC or the creation and issuance of other series of preferred stock of New USBC, in each case ranking on a parity with or junior to the New USBC 8 1/8% Preferred Stock as to dividends or upon liquidation, will not be deemed to materially and adversely affect such preferences, limitations and relative rights.

    Without limiting the foregoing, under any circumstances in which holders of the New USBC 8 1/8% Preferred Stock would have additional rights under Oregon law if New USBC were incorporated under the Oregon Business Corporation Act, holders of New USBC 8 1/8% Preferred Stock will be entitled to such rights.

    CONVERSION RIGHTS.   The New USBC 8 1/8% Preferred Stock is not convertible
into shares of any other class or series of the capital stock of New USBC.

    NO OTHER RIGHTS.    The shares of New USBC 8 1/8% Preferred Stock shall not
have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above, in the New USBC Certificate or as otherwise required by law.

CERTAIN PROVISIONS OF THE FBS CERTIFICATE OF INCORPORATION AND FBS BYLAWS.


    The Restated Certificate of Incorporation of FBS (the "FBS Certificate") requires, and at the Effective Time the New USBC Certificate will require, the affirmative vote of the holder of 80% of the "Voting Stock" (defined therein) of FBS or New USBC, as the case may be, to approve certain mergers, consolidations, reclassifications, dispositions of assets or liquidation, involving or proposed by certain significant shareholders, unless certain price and procedural requirements are met or unless the transaction is approved by the "Continuing Directors" (defined therein). In addition, the FBS Certificate provides, and at the Effective Time the New USBC Certificate will provide, for classification of the Board of Directors of FBS or the New USBC Board, as the case may be, into three separate classes, sets a maximum Board size of 24 (which may be expanded to 30 at the Effective Time, subject to approval by FBS shareholders of an amendment to the FBS Certificate in connection with the FBS Special Meeting of Shareholders relating to the Merger) and authorizes, and at the Effective Time will authorize, action by the shareholders of FBS or New USBC, as the case may be, only pursuant to a meeting and not by a written consent. The foregoing provisions of the FBS Certificate or New USBC Certificate, as the case may be, can only be amended by the affirmative vote of the holders of not less than 80% of the outstanding FBS voting stock or New USBC


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voting stock, as the case may be; PROVIDED, HOWEVER, that, subject to approval by FBS shareholders of an amendment to the FBS Certificate in connection with the FBS Special Meeting of Shareholders relating to the Merger, any future amendment to the New USBC Certificate to reduce the maximum number of directors to not less than the greater of (a) the number of directors then in office and
(b) 24 would be exempt from the 80% voting requirement. The Bylaws of FBS provide, and at the Effective Time the Bylaws of New USBC will provide, that special meetings of shareholders may be called only by the Board of Directors or the chief executive officer of FBS or New USBC, as the case may be. The overall effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of FBS or New USBC, as the case may be, without negotiation with the FBS Board or the New USBC Board, as the case may be.


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ITEM 2.  EXHIBITS

    1. Form of Proposed Certificate of Designations of 8 1/8% Cumulative Preferred Stock, Series A.1

    2.   Form of Proposed Restated Certificate of Incorporation.2

    3.   Form of Proposed Bylaws.3

    4. Form of specimen certificate for 8 1/8% Cumulative Preferred Stock, Series A.

--------------------
1. Incorporated by reference to Exhibit 4.2, contained in the Registrant's Form S-4 Registration Statement filed with the Commission on June 17, 1997 (No. 333-29409) (the "Registration Statement").

2.  Incorporated by Reference to Exhibit 3.3 to the Registration Statement.

3.  Incorporated by Reference to Exhibit 3.4  to the Registration Statement.




SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  July 8, 1997


                                       FIRST BANK SYSTEM, INC.



                                       By  /s/ David J. Parrin
                                          ------------------------------
                                          Its Senior Vice President
                                              --------------------------
                                              and Controller
                                              --------------------------


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